January 18, 2007




VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

         Re:      CHINAGROWTH NORTH ACQUISITION CORPORATION
                  CHINAGROWTH SOUTH ACQUISITION CORPORATION
                  AMENDMENTS NO. 6 TO
                  REGISTRATION STATEMENTS ON FORM F-1
                  FILED DECEMBER 22, 2006
                  FILE NOS. 333-134458 AND 333-134459

Ladies and Gentlemen:

        On behalf of ChinaGrowth North Acquisition Corporation ("CHINAGROWTH NORTH") and ChinaGrowth South Acquisition Corporation ("CHINAGROWTH SOUTH", and collectively with ChinaGrowth North, the "COMPANY"), we are electronically transmitting hereunder conformed copies of Amendments No. 7 ("AMENDMENTS NO. 7") to the Registration Statements on Form F-1 filed by the Company (the "REGISTRATION STATEMENTS"). Marked copies of this filing are being sent via overnight mail to John Reynolds, Ronald Alper and Thomas Kluck.

        This letter is being filed in response to the Securities and Exchange Commission's ("SEC'S") comments dated January 4, 2007.

        Please note that the only changes we have made to Amendment No. 7 are to
(i) the "Management" section on pages 62 and 63 to make some immaterial changes to the management team's biographies, (ii) the "Underwriting - State Blue Sky Information" section on pages 88 and 89 to finalize the states pursuant to which the securities can be sold and resold and (iii) the "Exhibit List" on page II-6 to remove Exhibit 10.8 from such Exhibit List (as discussed further in our response set forth below).

        In this letter, we have listed the SEC's comments in italics and have followed each comment with the Company's response.

1. WE NOTE EXHIBIT 10.8 REGARDING A PROMISSORY NOTE ISSUED TO THE COMPANY. PLEASE DESCRIBE THE NOTE IN THE PROSPECTUS OR REFER US TO THE SECTION WHERE IT IS DISCLOSED. IN YOUR DISCLOSURE, PLEASE INCLUDE THE NAME OF THE MAKER OF THE PROMISSORY NOTE AND THE PRINCIPAL TERMS OF THE NOTE, SUCH AS AMOUNT. IN ADDITION, WHEREVER POSSIBLE, PLEASE FILE AN EXECUTED COPY OF EACH EXHIBIT INSTEAD OF A FORM, E.G., FORMS OF PROMISSORY NOTES REGISTRATION RIGHTS AGREEMENTS, LETTER AGREEMENT, ETC.

        RESPONSE: Exhibit 10.8 is a form of promissory note representing notes issued by each of the officers to the Company. The notes were issued so that the officers could purchase shares of the Company's common stock prior to the Company opening a bank account. We do not believe these notes should be disclosed in the prospectus because they are immaterial and were repaid by each of the officers when the Company opened up its bank account. As a result, we have removed the form of promissory note from the exhibit index. In addition, pursuant to the SEC's comment, we have filed executed copies of each of the exhibits where possible.

                                    * * * * *

        If you have any questions, please contact the undersigned at 212-335-4998.



                                        Sincerely,



                                        William Haddad


        cc:    Mr. Jin Shi,
               ChinaGrowth North Acquisition Corporation

               Mr. Michael Zhang,
               ChinaGrowth South Acquisition Corporation